Exhibit 99.6

Transcend Employee FAQ

1. What is being announced?	The expected acquisition of Transcend by Nuance. The two companies have announced that they have entered into a definitive agreement for Nuance to acquire Transcend through a cash tender offer. The transaction has been unanimously approved by the board of directors of each company. Based on Transcend’s 11.3 million shares outstanding as of December 31, 2011and outstanding shares of restricted stock and stock options, the acquisition is valued at approximately $ 306 million.

2. When will the acquisition be finalized?	Nuance and Transcend currently anticipate that the transaction will close during the second half of Nuance’s fiscal year 2012, subject to completion of the tender offer and regulatory approval. It is possible that regulatory approval could take additional time. Until then, Transcend and Nuance will operate as two separate companies.

3. Who is Nuance?

Nuance Healthcare, a division of Nuance, is an industry leader in providing clinical understanding solutions that accurately capture and transform the patient story into meaningful, actionable information. Thousands of hospitals, providers and payers worldwide trust Nuance speech-enabled clinical documentation and analytics solutions to facilitate smarter, more efficient decisions across the healthcare enterprise. These solutions are proven to increase clinician satisfaction and HIT adoption, supporting organizations to achieve Meaningful Use of EHR systems and transform to the accountable care model.

Nuance (NASDAQ: NUAN) is a leading provider of voice and language solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with devices and systems. Every day, millions of users and thousands of businesses experience Nuance’s proven applications. For more information, please visit www.nuance.com.

4. Why is Nuance acquiring Transcend? What’s the benefit?	Transcend is a natural extension to Nuance’s existing efforts in healthcare. Nuance recognized Transcend’s services experience and saw real benefit in bringing Transcend’s employees and management to their company as the vehicle to deliver outstanding service to their clients. The acquisition of Transcend will expand Nuance’s ability to deliver high-quality transcription and editing services to a growing set of healthcare organizations.

5. How will Transcend fit into the new combined organization?	Transcend will be an expansion to Nuance’s existing transcription services business.

6. How does Nuance view its employees? In other words, do they have a ‘people first’ mentality like Transcend?	Transcend and Nuance share the same philosophies towards employees and customers. Both companies strive to provide a great place for employees to work as well as consistent excellence in service and industry-leading clinical documentation solutions to their customers.

7. Why is this good for Transcend’s employees?	The combined Transcend/Nuance is an excellent marriage of services and technologies that enable the combined company to better compete in the healthcare clinical documentation space. Nuance is a sizable organization that offers its employees the ability to expand their professional career in healthcare and other related areas, domestically and globally. The company provides educational opportunities, and offers competitive compensation packages; including 401(k), full health and welfare benefits and a challenging technical but casual work environment.

8. How will the integration of the two companies be managed?	Nothing will change prior to the close date, which is anticipated to be during the second half of Nuance’s fiscal year 2012 but could be later depending on the timing of regulatory approval. Once the acquisition is finalized, the integration of Transcend into Nuance will be led by Nuance and Transcend leadership and Nuance’s integration project management office (PMO) post close. The company will follow a structured process whereby a team of functional leads from both companies collaborate on the planning and execution of integration milestones for the combined organization. Detailed announcements about this integration will follow over the coming months.

9. Should we expect position eliminations as a result of this merger?	We currently expect very few layoffs as a result of this merger, and if there are any, they wouldn’t occur until after the acquisition is finalized and any transition period is completed.

10. Will my compensation or benefits change?	There will be no change to compensation or benefits before the acquisition is finalized. We would expect some integration of benefits over time, but there has been no determination as to the timeframe in which that might occur. For now, your compensation and benefits remain the same. We will keep you apprised of any planned changes once the integration has progressed.

11. What will happen to Transcend’s offices?	There has been no determination as to the status of Transcend’s offices. For now, the office locations will remain the same.

12. What will happen to Transcend’s India offices?	Nuance has operations in Bangalore, Chennai and Coimbatore, but we have no immediate plans to consolidate. There will be no changes to Transcend’s offices prior to the finalization of the merger except in the normal course of business (i.e. plans that are already in place and previously discussed). There has been no determination as to the long-term status of Transcend’s offices. For now, the office locations will remain the same.

13. Does this impact what I’m working on currently? Should I stop working on anything or change my focus?	No. Please continue to work on your current projects. Until closing and beyond we will operate in a “Business as usual mode.” It is critical that we remain focused on the company and on the needs of our customers.

14. If someone calls and wants details about the acquisition, who should I refer them to?	All media inquiries made through Transcend should be directed to Donna Rhines at 678-808-0680 or via email at donna.rhines@trcr.com.

15. Who else should I talk to if I have questions, particularly about the business operations before the closing?

If you have questions about the announcement, please contact one of the following:

•       Susan McGrogan at (678) 808-0635 or via email at susan.mcgrogan@trcr.com

•       Lance Cornell at 678-808-0614 - lance.cornell@trcr.com

•       Donna DonFrancesco at 678-808-0678 - donna.donfrancesco@trcr.com.

16. When will I hear more?	We know you have many unanswered questions. We are committed to providing you answers to all of your questions as soon as possible. We will communicate about the progress of the integration as much as possible in the coming weeks via email, meetings and conference calls. You will hear more details about those events in the coming days.

17. What will happen to my Transcend unvested restricted stock?	Shares of Transcend’s restricted stock that are still subject to vesting restrictions at the time that the tender offer closes shall be cancelled and you will be paid $29.50 per share in cash following the closing of the tender offer.

18. What will happen to my Transcend stock options?	Each Transcend stock option whether vested or not will be “cashed out” in connection with the transaction closing and you will receive cash following the closing of the tender offer in amount per share equal to $29.50 per share less the per share stock option exercise price.

19. Will I continue to participate in the ESPP?	If you are currently enrolled in the Transcend 2004 Employee Stock Purchase Plan the last day of the purchase period will be prior to the transaction closing date. The money you have contributed up to that point will be used to purchase Transcend shares which you will then have the opportunity to sell at $29.50 per share.

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, Nuance will cause Merger Sub to file a tender offer statement on Schedule TO with the SEC and Transcend will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors and Transcend stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all stockholders of Transcend at www.trcr.com or by contacting Transcend at One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328, Attn: Investor Relations (678) 808-0600.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Transcend stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Transcend’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of the date hereof. Transcend disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Transcend’s public disclosure filings are available from the company.